Exhibit 12.1

											Predecessor		Successor
	Year Ended December 31,								Nine Months Ended September 30,		Period from January 1, 2004 through August 20		Period from August 21, 2004 through September 30,
	1999		2000	2001		2002	2003		2003		2004		2004
	(dollars in thousands)
Net income (loss) before income taxes	80,384		(107,690)	74,704		(69,996)	114,933		83,967		48,257		8,079

Fixed Charge
Interest expense incurred	(20,491)		(29,419)	(24,965)		(26,498)	(23,506)		(18,460)		(16,000)		(9,139)
Interest portion of lease expense	(7,812)		(19,342)	(21,616)		(23,459)	(21,883)		(16,250)		(13,878)		(2,372)
Total fixed charges	(28,303)		(48,761)	(46,581)		(49,957)	(45,389)		(34,710)		(29,878)		(11,511)

Net income (loss) before income taxes and fixed charges	108,687		(58,929)	121,285		(20,039)	160,322		118,677		77,135		19,590
Ratio of earnings to fixed charges	3.8	x	—	2.7	x	—	3.6	x	3.5	x	2.7	x	1.7	x

(1)           The ratio of earnings to fixed charges was calculated by dividing (i) net income (loss) before income taxes and fixed charges by (ii) fixed charges which consist of interest expense incurred, including amortization of debt expense and discount, and one-third of rental expense, which approximates the interest portion of our rental expense.  For the years ended December 31, 2000 and 2002, our earnings were not sufficient to cover our fixed charges by $58.9 million and $20.0 million, respectively.